16003135

RECEIVED

2016 FEB 22 PM 2:

SEC / TM

S

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 22 2016

Washington DC

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SEC FILE NUMBER
8- 65505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercadien Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3625 Quakerbridge Rd
(No. and Street)

Hamilton	NJ	08619
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Kamen (609)-689-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenburg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road	Bridgewater	NJ	08807
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth Kamen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercadien Securities LLC, as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFFER M FOX
My Comm. Exp. 03-25-2018
NOTARY PUBLIC
NEW JERSEY

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercadien Securities, LLC
Index to the Financial Statements
December 31, 2015

Mercadien Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Current Assets		
Cash	$	56,918
Deposit with clearing agent		50,000
Due from clearing agent		1,855
Prepaid expenses		7,749
Total Assets	$	116,522
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	$	10,820
Total Liabilities		10,820
Commitments and Contingencies		
Members' Equity		105,702
Total Liabilities and Members' Equity	$	116,522

The accompanying notes are an integral part of the financial statements.

Mercadien Securities, LLC
Statement of Operations
Year Ended December 31, 2015

Revenues		
Investment advisory fees	$	2,051,745
Asset management fees		14,490
Interest income		215
Total Revenues		2,066,450
Operating Expenses		
Administrative charges		10,264
Money manager fees		426,766
Management fees		1,483,500
Customer clearance		103,834
Legal and professional fees		12,500
License		11,678
Occupancy		10,870
Postage		1,203
Data and Quote Charges		1,200
Professional development		1,063
Publications		1,014
Miscellaneous		390
Other taxes		50
Total Operating Expenses		2,064,332
Net Income	$	2,118

The accompanying notes are an integral part of the financial statements.

Mercadien Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2015

		Contributed Capital		Retained Earnings		Total
Balance, January 1, 2015	$	99,011	$	4,573	$	103,584
Net Income for the Year Ended December 31, 2015		-		2,118		2,118
Balance, December 31, 2015	$	99,011	$	6,691	$	105,702

The accompanying notes are an integral part of the financial statements.

Mercadien Securities LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows From Operating Activities		
Net Income	$	2,118
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Decrease (Increase) in Assets		
Due to clearing agent		5,925
Prepaid expenses		(565)
Increase (Decrease) in Liabilities		
Accounts payable		194
Due to related party		(2,370)
Net Cash Provided by Operating Activities		5,302
Net Increase in Cash		5,302
Cash, Beginning of Year		51,616
Cash, End of Year	$	56,918
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Mercadien Securities, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a brokerage firm that sells securities and provides investment banking and investment advisory services to corporations and individuals located in New Jersey.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Investment Advisory Fees and Revenue Recognition

Investment advisory fees are calculated and charged quarterly in advance based on the market value of accounts on the last day of the previous quarter. Clients receive a pro rata refund of any unearned fees should they terminate their relationship with the company prior to the end of the quarter.

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2015 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 15, 2016, which is the date the financial statements were issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

RECEIVABLE FROM / DUE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent, RBC Capital Markets Corporation. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $97,953, which was $47,953 in excess of its required net capital. The Company's net capital ratio was .11 to 1.

RELATED PARTY TRANSACTIONS

Effective July 1, 2010, the Company entered into a revised Expense and Facilities Sharing Agreement with an affiliate of one of the Company's members. The agreement is effective for one year, with automatic annual renewal periods, cancelable by either party with proper notice of termination. Under the terms of the revised agreement, the Company leases office space in Hamilton from the affiliate on a month to month basis currently at a rate of $906 per month. Rent expense under this agreement amounted to $10,870 for the year ended December 31, 2015. No amounts were unpaid or outstanding under this arrangement as of December 31, 2015.

Terms of the revised Expense and Facilities Sharing Agreement also provide the Company with certain administrative support services from the affiliate on a month to month basis. Expenses under this arrangement amounted to $10,264 for the year ended December 31, 2015. The Company owed no outstanding amounts under this arrangement as of December 31, 2015.

The Company collects asset management fees on behalf of a related entity. The Company then remits those fees to the related entity. During the year ended December 31, 2015, the Company collected $1,483,500 and remitted $1,483,000 under this arrangement. As of December 31, 2015, the Company did not have any management fees owed to the related entity.

SUPPLEMENTAL SCHEDULES

Mercadien Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2015

NET CAPITAL		
Total Members' Equity	$	105,702
Deductions and/or Charges:		
Non-Allowable Assets:		
Prepaid expenses		7,749
Total Non-Allowable Assets		7,749
Net Capital	$	97,953
AGGREGATE INDEBTEDNESS	$	10,820
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	721
Minimum dollar net capital requirement	$	50,000
Excess Net Capital	$	47,953
Net Capital less 120% of minimum net capital requirement	$	37,953
Ratio of Aggregate Indebtedness to Net Capital		.11 to 1

There are no material differences between the preceding Computation of Net Capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2015.

ACCOUNTANTS + ADVISORS
www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Mercadien Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mercadien Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mercadien Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Mercadien Securities, LLC stated that Mercadien Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mercadien Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mercadien Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 15, 2016

Mercadien Securities, LLC
3625 Quakerbridge Road
Hamilton, New Jersey 08619
(609) 689-9700

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

Mercadien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Mercadien Securities, LLC

I, Kenneth Kamen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Kenneth Kamen

Title: President

February 15, 2016

ACCOUNTANTS + ADVISORS
www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Mercadien Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Mercadien Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mercadien Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Mercadien Securities, LLC's management is responsible for Mercadien Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by Mercadien Securities, LLC noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper reconciliations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 15, 2016

Mercadien Securities, LLC
Securities Investor Protection Corporation
General Assessment Reconciliation
For the Year ended December 31, 2015
(See Independent Accountants' Report on Applying Agreed-Upon Procedures)

SIPC Total Revenue	$	2,066,446
Deductions:		
Other revenue not related either directly or indirectly to the securities business		(1,473,500)
SIPC Net Operating Revenues	$	582,946
General Assessment at .0025	$	1,457
Less:		
Payment made with SIPC-6		735
Payment made with SIPC-7	$	722